EXHIBIT 10.6



                           PURCHASE AND SALE AGREEMENT



              SALE OF CERTAIN PROPERTIES IN NATARONA COUNTY WYOMING


                                     BETWEEN

                            HOT SPRINGS RESOURCES LTD

                                       AND

                        MERSCHAT MINERALS LLC (AS SELLER)
                                       AND

                      TEREX ENERGY CORPORATION "PURCHASER"

                                   (As BUYER)


                            Dated September 30, 2014

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                               TABLE OF CONTENTS

                                                                            PAGE

  1.      SALE AND PURCHASE OF ASSETS..........................................1
     1.1  Assets To Be Sold....................................................1
     1.2  Exclusions and Reservations..........................................3
     1.3  Conveyancing Instruments.............................................4
     1.4  Election to Effect IRCss.1031 Exchange...............................4

  2.      PURCHASE PRICE AND EFFECTIVE DATE....................................4
     2.1  Purchase Price.......................................................4
     2.2  Allocation of Purchase Price.........................................5
     2.3  Adjustments to Purchase Price........................................5
     2.4  Closing Statement....................................................6
     2.5  Effective Date of Sale...............................................7

  3.      ALLOCATION OF REVENUES...............................................7
     3.1  Allocation of Revenues...............................................7
     3.2  Payment of Invoices..................................................7

  4.      ASSUMPTION OF LIABILITIES AND INDEMNIFICATION........................7
     4.1  Abandonment Obligations..............................................7
     4.2  Contract Obligations.................................................7
     4.3  Buyer's General Indemnification......................................8
     4.4  Seller's General Indemnification.....................................8
     4.5  Assumption and Indemnification of Environmental Risk and
          Environmental Liabilities by Buyer...................................9
     4.6  Notice of Claims.....................................................9
     4.7  Defense of Claims....................................................9

  5.      TAXES...............................................................10
     5.1  Allocation and Payment of Taxes.....................................10

  6.      REPRESENTATIONS AND WARRANTIES......................................10
     6.1  Seller's Representations and Warranties.............................10
     6.2  Buyer's Representations and Warranties..............................13

  7.      DUE DILIGENCE REVIEW................................................14

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     7.1  Review By Buyer.....................................................14
     7.2  Nature of Defects ..................................................14
     7.3  Permitted Encumbrances..............................................15
     7.4  Seller's Response to Notices; Fai lure to Respond...................16
     7.5  Elect ion to Cure...................................................16
     7.6  Arbitration.........................................................16
     7.7  Arbitration Provisions..............................................16
     7.8  Enforceability......................................................17
     7.9  Postponement of Closing; Payment....................................18

  8.      ADDITIONAL COVENANTS................................................18
     8.1  Access to Records...................................................18
     8.2  Interim Operation...................................................18

  9.      CLOSING, TERMINATION AND FINAL ADJUSTMENTS..........................18
     9.1  Conditions Precedent................................................18
     9.2  Closing.............................................................19
     9.3  Termination.........................................................19
     9.4  Effect of Termination...............................................20
     9.5  Final Accounting Statem ent.........................................20

  10.     GOVERNING LAW AND VENUE.............................................21
     10.1 Governing Law.......................................................21
     10.2 Venue...............................................................21

 11.      MISCELLANEOUS.......................................................21
     11.l Casualty Loss of Assets.............................................21
     11.2 Books and Records...................................................21
     11.3 Publicity...........................................................21
     11.4 Entire Agreement....................................................21
     11.5 Notices.............................................................22
     11.6 Governing Law.......................................................22
     11.7 Confidentiality.....................................................23
     11.8 Conflict of Interest................................................23
     11.9 Survival............................................................23
     11.l0Further Cooperation.................................................23
     11.11Counterparts........................................................23

ii

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     11.12    Exhibits........................................................24
     11.13    Severability....................................................24
     11.14    Expenses and Recording..........................................24
     11.15    Nominations and Accounting Responsibilities.....................24
     11.16    MUTUAL WAIVER OF CONSEQUENTIAL DAMAGES..........................24
     11.17    NON-SOLICITATION OF EMPLOYEES...................................24









































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                          PURCHASE AND SALE AGREEMENT

                  Sale of Properties in Natrona County, Wyoming

     THIS PURCHASE AND SALE AGREEMENT ("Agreement"), dated September 24, 2014, is between Hot Springs Resources LTD, a Wyoming corporation 142 N. Lincoln Street, Casper, WY 82601 ("Hot Springs") and Merschat Minerals LLC a Wyoming Limited Liability company with a mailing address of PO Box 356 Casper, WY 82602 ("Merschat" and together with Hot Springs, "Seller"), and Terex Energy Corporation, a Colorado corporation with a mailing address of 520 Zang Blvd. Broomfield, Colorado 80021 ("Buyer").

                              W I T N E S S E T H:

     That Seller desires to sell to Buyer and Buyer desires to purchase from Seller on the terms set forth in this Agreement those certain oil and gas rights and interests and associated assets described herein. Accordingly, in consideration of the mutual promises contained herein, the mutual benefits to be derived by each party hereunder and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

1.   SALE AND PURCHASE OF ASSETS

     1.1  Assets To Be Sold.

          1.1.1 Seller shall sell, transfer, assign, and deliver to Buyer, and Buyer shall purchase and receive all of Seller's right, title, and interest in and to the following:

               (a) the oil and gas leases, mineral executive interests, contractual rights, rights to explore, produce and develop, rights to drain, wellbore interests and/or properties listed and described in any manner on Exhibit A (including any renewals, extensions, ratifications and amendments to such interests whether or not such renewals, extensions, ratifications or amendments are described on Exhibit A) (any such rights or interests individually referred to as "Lease" or collectively, "Leases") together with all oil and gas unitization and communitization agreements, declarations and/or orders relating to the Leases (collectively, the "Units");

               (b) all oil and gas wells, salt water disposal wells, injection wells and other wells located on, affecting or draining any of the Leases, within the Units or as listed on Exhibit A (collectively the "Wells");

               (c) all structures, facilities, foundations, wellheads, tanks, pumps, compressors, separators, heater treaters, valves, fittings, equipment, machinery, fixtures, flowlines, pipelines, platforms, tubular goods, materials, tools, supplies, improvements, and any other real, personal, immovable and mixed property located on, used

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                    in  the  operation  of,  or  relating  to  the   production,
                    treatment,   non-   regulated   transportation,   gathering,
                    marketing,   sale,  processing,   handling  or  disposal  of
                    hydrocarbons , water, and associated substances produced or drained from the Leases or the Units (the "Facilities");

               (d) all natural gas, casinghead gas, drip gasoline, natural gasoline, natural gas liquids, condensate, products, crude oil and other hydrocarbons, whether gaseous or liquid, produced or drained from or allocable to the Assets (as hereinafter defined) on and after the Effective Date (the "Hydrocarbons");

               (e) to the extent transferable, all contracts, permits, rights-of- way, easements, licenses, servitudes, transportation agreements, pooling agreements, operating agreements, gas balancing agreements, participation and processing agreements, confidentiality agreements, side letter agreements and any other agreement, document or instrument listed on Exhibit A INSOFAR ONLY as they directly relate and are attributable to the Leases, Units, Wells, Hydrocarbons, or Facilities or the contractual and wellbore rights thereon or therein or the ownership or operation thereof, or the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling disposal, storage or transportation of hydrocarbons, water, or substances associated therewith (the "Assumed Contracts"); and

               (f) records relating to the Leases, Units, Wells, Hydrocarbons, Assumed Contracts and Facilities in the possession of Seller (the "Records") and including as follows: all (i) lease, mineral interest, land, and division order files (including any abstracts of title, title opinions, certificates of title, title curative documents, and division orders contained therein), (ii) the Assumed Contracts; (iii) all well, facility, operational, environmental, regulatory, compliance and historic production files and (iv) all geological and geophysical files relating to the Leases (the "Geologic Data"), but not including any records which (i) Seller is prohibited from transferring to Buyer by law or existing contractual relationship (including Geologic Data that is not transferable without payment of a fee or other penalty to any third party which Buyer has not separately agreed in writing to pay), or which (ii) constitute Excluded Assets (as hereinafter defined in Section 1.2).

          All such Leases, Units, Wells, Facilities, Hydrocarbons, Assumed Contracts, and Records are hereinafter collectively referred to as the "Assets."

          1.1.2 The risk of loss of the Assets shall occur and be made at Closing (as defined in Section 9.2.1), but title to the Assets shall be made effective as of the Effective Date (as hereinafter defined in Section 2.5). Seller and

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                    Buyer shall  execute  such  additional  documents  as may be necessary to transfer the rights and interests herein sold, assigned and purchased on the records of any purchaser of hydrocarbons produced from or allocable to the Assets.

     1.2 Exclusions and Reservations. Specifically excepted and reserved from this transaction are the following, hereinafter referred to as the "Excluded Assets":

          (a) Seller's reserve estimates, economic analyses, pricing forecasts, legal files or opinions (except abstracts of title, title opinions, certificateso of title, or title curative documents as provided in Section 1.1.1 (f) above), attorney-client communications or attorney work product, and records and documents subject to confidentiality provisions, claims of privilege or other restrictions on access.

          (b) All corporate, financial, and tax records of Seller that relate to Seller's business generally (including operation of the Assets); however, Seller shall furnish Buyer with copies of any financial and tax records which directly relate to the Assets and which are necessary for Buyer's ownership, administration, or operation of the Assets upon receipt of a written request from Buyer indicating its desire to obtain copies, and the purpose for same.

          (c) All oil, gas and other liquid or gaseous hydrocarbons produced from or attributable to Seller's interest in the Assets with respect to all periods prior to the Effective Date, together with all proceeds from the sale of such hydrocarbons.

          (d) Claims of Seller for refund of or loss carry forwards with respect to (i) production, windfall profit, severance, ad valorem or any other taxes attributable to the Assets for any period prior to the Effective Date, (ii) income or franchise taxes.

          (e) All amounts due or payable to Seller as adjustments or refunds under any contracts or agreements affecting the Assets, with respect to periods prior to the Effective Date, specifically including, without limitation, amounts recoverable from audits under operating agreements and any overpayments of royalties.

          (f) Suject to the terms hereof, all monies, proceeds, benefits, receipts, credits, income or revenues (and any security or other deposits made) attributable to the Assets or the operation thereof prior to the Effective Date.

          (g) All of Seller's patents, trade secrets, copyrights, names, marks and logos.


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          (h)  Seller's master service  agreements and charter party agreements, storage or warehouse agreements, supplier contracts, service contracts, insurance contracts, and construction agreements.

          (i) All documents prepared or received by Seller or its Affiliates with respect to (i) lists of prospective purchasers for the Assets, (ii) bids submitted by other prospective purchasers of the Assets, (iii) analyses by Seller or its Affiliates of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller, its representatives and any prospective purchaser, and (v) correspondence between Seller or any of its representatives with respect to any of the bids, the prospective purchasers or the transactions contemplated by this Agreement.

          (j) Any Contracts that constitute master services agreements or similar contracts.

     1.3 Conveyancing Instruments. The Assets to be conveyed by Seller to Buyer pursuant to Section 1.1.1 shall be conveyed "AS IS, WHERE IS" with the express conditions and limitations contained in this Agreement. The Assets to be transferred to Buyer pursuant to Section 1.1.1 shall be transferred pursuant to an Assignment and Bill of Sale in substantially the form of Exhibit B (the "Assignment") which shall contain a special warranty of title for claims by, through or under Seller, together with full rights of subrogation in and to all prior warranties.

     1.4 Election to Effect IRC ss.1031 Exchange. In the event either Buyer or Seller so elect, each party agrees to accommodate the other in effecting a tax-deferred exchange under Internal Revenue Code ss.1031, as amended. Either party shall have the right to elect this tax-deferred exchange at any time prior to the date of Closing. If a party elects to effect a tax deferred exchange, the other party agrees to execute additional escrow instructions, documents, agreements, or instruments to effect the exchange, provided that such non electing party shall incur no additional costs, expenses, fees, obligations or liabilities as a result of or connected with the exchange.

2.   PURCHASE PRICE AND EFFECTIVE DATE

     2.1 Purchase Price. As consideration for the sale of the Assets, Buyer shall pay to Seller or its respective designee, FOUR HUNDRED THOUSAND and No/100 Dollars ($400,000.00) and issue each Buyer warrants, as set forth below (the "Purchase Price"). The Purchase Price as adjusted in accordance with Section 2.3 shall be referred to as the "Adjusted Purchase Price" and shall be paid by Buyer by completed wire transfer, in immediately available funds, and delivery of the Warrants.

          The purchase price shall be paid to Sellers as follows:


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          (a)  $150,000.00  paid as  follows,  $20,000.00  heretofore  paid  the receipt of which is hereby acknowledged, $130,000.00 payable on execution of this Agreement. Section 9.3 notwithstanding, in the event that a title problem is discovered that would have a material adverse effect on the Assets that cannot be cured or if a major environmental or regulatory problem is discovered this
               agreement  may  be   terminated   and  Seller  shall  refund  the
               $130,000.00 payment to Purchaser. The Sellers shall retain $20,000 as a non-refundable deposit.

          (b)  $250,000.00 payable at Closing as provided by Section 9.2 hereof.

          (c) 400,000 warrants to be issued to Sellers at Closing granting Sellers the right to purchase 400,000 shares of common stock of Terex Energy Corporation (the "Warrant Shares") at an exercise price equal to $1.00 per share (the "Exercise Price"). The warrants shall be in substantially the form attached hereto as Exhibit C (the "Warrants"). Buyer and Seller agree that the Exercise Price is equal to the fair market value of the Warrant Sharers as of the Closing Date.

     2.2 Allocation of Purchase Price. The Purchase Price shall be allocated for consent, defect and casualty loss adjustments as set forth in
          Schedule 2.2. Additionally, the Purchase Price shall be allocated among tangibles and intangibles comprising the Assets as follows: [ ] Percent (__%) of the Purchase Price shall be attributed to the Leases and associated agreements and [_] Percent (__%) of the Purchase Price shall be attributed to the wells and Facilities. Buyer and Seller agree to be bound by the allocation of the Purchase Price among tangible and intangible Assets set forth herein for all tax purposes; to consistently report such allocations for all federal, state and local income tax purposes; and to timely file all reports required by the Internal Revenue Code of 1986, as amended, concerning the Purchase Price allocations.

     2.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted in accordance with this Section 2.3.

          2.3.1 The Purchase Price shall be increased by the following amounts (without duplication):

                    2.3.1.1 The amount of all expenses relating to the Assets incurred by Seller and attributable to the period after the Effective Date, including (a) all operating expenditures, (b) all capital expenditures, royalty disbursements, and severance and production tax payments, (c) all prepaid expenses paid by Seller and attributable to the period after the Effective Date (other than delay rentals due prior to the Effective Date), and (d) all other expenses under applicable operating agreements, participation,

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                              production   handling,    production   processing,
                              exploration and development agreements and other similar types of agreements which cover or relate to any of the Assets between Seller and Buyer or any other unaffiliated third party (to the extent not reimbursed by other parties and to the extent
                              not  related  solely  to  the   negotiations   and
                              consummation of this Agreement);

                    2.3.1.2   An  amount  equal  to  the  market  value  of  all
                              hydrocarbons in storage above the pipeline connection on the Effective Date that are produced from, attributable to, or otherwise credited to the Assets;

                    2.3.1.3 The amount of any property or ad valorem taxes assessed against or related to the Assets that were paid by Seller prior to the Effective Date but prorated to Buyer in accordance with Section 5;

                    2.3.1.4   Under-delivered Hydrocarbon Imbalances; and

                    2.3.1.5   Any other amount agreed upon by Seller and Buyer.

          2.3.2 The Purchase Price shall be decreased by the following amounts:

                    2.3.2.1 An amount equal to the gross proceeds received by Seller from the sale of Hydrocarbons produced from, attributable to, or otherwise credited to the Assets after the Effective Date;

                    2.3.2.2 The amount of any property or ad valorem taxes assessed against or related to the Assets that will be paid by Buyer after the Effective Date but prorated to Seller in accordance with Section 5;

                    2.3.2.3   Reductions  due  to  Defects  as  provided  for in
                              Section 7.4;

                    2.3.2.4   Reductions  due to  Casualty  Loss as  provided in
                              Section 11.1;

                    2.3.2.5 Any unpaid joint interest billings relating to the Assets and attributable to the period of time prior to the Effective Date;

                    2.3.2.6   Over-delivered Hydrocarbon Imbalances; and

                    2.3.2.7   Any other amount agreed upon by Seller and Buyer.

     2.4 Closing Statement. Seller shall prepare and deliver to Buyer an accounting statement to be executed at Closing (the "Closing Statement") no later than two (2) business days prior to Closing that shall set forth the adjustments to the Purchase Price made in accordance with this Agreement (with the exception of those provided for under 2.3.1.3 and 2.3.2.3 above), it being understood and agreed that the Closing Statement shall contain reasonable estimates where actual amounts are

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          not known at the Closing  and that as actual  costs and  revenues  are known,  these  amounts  will  be  taken  into  account  in  the  Final
          Accounting   Statement  provided  for  in  Section  9.5.  The  Closing
          Statement shall be prepared in accordance with generally accepted accounting principles used in the oil and gas industry.

     2.5 Effective Date of Sale. The effective date of the sale of the Assets described in Section 1.1, hereof, shall be September 30, 2014, as of 7:00 a.m., Mountain Time Zone (the "Effective Date").

3.   ALLOCATION OF REVENUES.

     3.1 Allocation of Revenues. Seller shall receive (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) all proceeds from the sale of hydrocarbons physically produced from or allocable to the Assets prior to the Effective Date, and shall also receive (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) all other revenues and benefits attributable to the Assets accruing or relating to any period prior to the Effective Date. Buyer shall receive all proceeds (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) from the sale of Hydrocarbons physically produced from or allocable to the Assets on or after the Effective Date, and shall also receive (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) the proceeds of all other revenues and benefits attributable to the Assets accruing or relating to any period after the Effective Date.

     3.2 Payment of Invoices. After the Closing, Seller shall be required to pay only that portion of any invoice received that is applicable to work performed or materials received or production handled prior to the Effective Date; other charges and invoices shall be returned to the vendor for rebilling to Buyer. Similarly, after the Closing, Buyer shall pay only that portion of any invoice received that is applicable to work performed or materials received or production handled on or subsequent to the Effective Date; other charges and invoices shall be returned to the vendor for rebilling to Seller.

4.   ASSUMPTION OF LIABILITIES AND INDEMNIFICATION.

     4.1 Abandonment Obligations. Buyer assumes and shall timely and fully satisfy Seller's share of the Abandorunent Obligations (as defined below) associated with the Assets. As used herein, the term "Abandonment Obligations" shall mean and include those obligations, defined by regulation as of the Effective Date, associated with and liability for (i) the plugging and abandonment of the Wells, (ii) the removal of pipelines used in connection with the Wells, and (iii) the clearance, restoration and remediation of the surface and cleanup and complete reclamation of the Leases associated with the Wells.

     4.2 Contract Obligations. In its elections and for the operations of the Assets, all on or after the Effective Date, Buyer shall observe and comply with all covenants, terms, and provisions, express or implied, contained in the Assumed Contracts and Buyer

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          shall  assume and be  responsible  for those  express  obligations  of
          Seller accruing under such Assumed Contracts on or after the Effective Date. If any agreement or contract which is not an Assumed Contract and which materially affects the value of the Assets is discovered by Buyer or brought to Buyer 's attention by a third party after Closing, Seller and Buyer shall negotiate to resolve the assignment of rights and the assumption of obligations under such agreement or contract.

     4.3 Buyer's General Indemnification . Buyer shall indemnify, defend and hold Seller, its directors, officers, employees, agents, consultants and representatives and affiliated or parent companies and their directors, officers, employees, agents, consultants and representatives (which additional parties are hereinafter collectively referred to as the "Seller's Parties") harmless from any and all Claims (as hereinafter defined) arising out of, related to or connected with, directly or indirectly, Buyer's ownership or operation of the Assets or any part thereof on or after the Effective Date (no matter when asserted), or arising out of any of the obligations or liabilities assumed by Buyer hereunder, including Claims relating to:

          a.   injury or death of any person whomsoever ;

          b.   damages to or loss of any property or resources;

          c.   breach of contract;

          d. common law causes of action such as negligence, strict liability, nuisance or trespass; or

          e.   fault imposed by law or otherwise.

          This indemnity and defense obligations applies regardless of cause or of any negligent acts or omissions of Seller or Seller's Parties (including sole negligence, concurrent negligence or strict liability of Seller or Seller's Parties).

          As used in any provision of this Agreement, "Claims" shall mean all liabilities, losses, costs, damages, fees and expenses (including, without limitation, expenses associated with investigation of claims, testing, assessment and remedial actions), penalties, fines, obligations, judgments, costs of investigation, attorney's fees, expert's fees and disbursements of any kind or of any nature whatsoever, claims, actions, causes of action, demands, filings, investigations, and all costs of any administrative proceedings, arbitrations, settlements, mediations, suits or other legal proceedings.

     4.4 Seller's General Indemnification. Seller shall indemnify, defend and hold Buyer, its directors, officers, employees, agents and representatives and affiliated or parent companies (which additional parties are hereinafter collectively referred to as the "Buyer's Parties") harmless from any and all Claims arising out of, related to, or connected with Seller's breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

     4.5 Assumption and Indemnification of Environmental Risk and Environmental Liabilities by Buyer. At Closing, Buyer shall assume full responsibility for, and shall comply with and perform all environmentally-related duties and obligations with respect to the Assets for all priods of time, after the Effective Date and shall indemnify, defend and hold harmless Seller and the Seller's Parties from and against any and all Claims under any Environmental Law (hereafter defined) with respect to the Assets for such time period. The term "Environmental Law" means all applicable federal, state and local laws in effect as of the Closing Date, including common law, relating to the protection of the public health, welfare and environment, including, without limitation, those laws relating to the generation, storage, handling, use, processing, treatment, transportation, disposal or other management of any pollutant s, contaminants, toxins, or extremely hazardous substances, materials, wastes constituents, compounds or chemicals that are regulated by, or may form the basis of any liability, and such meaning does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by any governmental authority.

     4.6 Notice of Claims. Ifa Claim is asserted against a party to this Agreement for which the other party may have an obligation of indemnity and defense (whether under this Article 4 or any other provision of this Agreement), the party seeking indemnification ("Indemnified Party") shall give the party from which the Indemnified Party seeks indemnification ("Indemnifying Party") prompt written notice of the Claim, setting forth the particulars associated with the Claim (including a copy of the written Claim, if any) as then known by the Indemnified Party ("Claim Notice").

     4.7 Defense of Claims. Within thirty (30) Days after the Indemnifying Party receives a Claim Notice, the Indemnifying Party shall notify the Indemnified Party whether or not the Indemnifying Party will assume responsibility for defense and payment of the Claim. Ifthe Indemnifying Party elects not to assume responsibility for defense and payment of the Claim, the Indemnified Party may defend against, or enter into any settlement with respect to, the Claim as it deems appropriate without relieving the Indemnifying Party of any indemnification obligations the Indemnifying Party may have with respect to such Claim. The Indemnifying Party's failure to respond in writing to the Claim Notice within the thirty (30) Day period shall be deemed an election by the Indemnifying Party not to assume responsibility for defense and payment of the Claim. Ifthe Indemnifying Party elects to assume responsibility for defense and payment of the Claim: (a) the Indemnifying Party shall defend the Indemnified Party against the Claim with counsel of the Indemnifying Party's choice (reasonably acceptable to Indemnified Party which shall cooperate with the Indemnifying Party in all reasonable respects in such defense), (b) the Indemnifying Party shall pay any judgment entered or settlement with respect to such Claim, (c) the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim that does not include a provision whereby the plaintiff or claimant in the matter releases the
          Indemnified  Party from all liability  with respect to the Claim,  and
          (d) the Indemnified Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim without the Indemnifying Party 's prior written consent. In all instances the Indemnified Party may employ separate counsel and participate in the defense of a Claim, but the Indemnified Party shall bear all fees and expenses of counsel employed by the Indemnified Party.

5.   TAXES

     5.1 Allocation and Payment of Taxes. All property and ad valorem taxes and charges imposed on any of the Assets for a taxable period that includes the Effective Date shall be prorated among Buyer and Seller based on the number of days that each party owns such 'Assets during such taxable period; and each party shall be responsible for its prorated share of such taxes. Seller shall be responsible for all oil and gas production taxes, severance taxes, windfall profits taxes, and any other similar taxes applicable to Hydrocarbons produced or drained from or attributable to the Leases or the Units prior to the Effective Date, and Buyer shall be responsible for all such taxes applicable to Hydrocarbons produced or drained from or attributable to the Leases or the Units on and after the Effective Date. Both of the parties believe that the sale of the Assets is one occasional sale exempt from sales or use taxes. In the event that any such taxes would be assessed against the transaction, both parties will cooperate in an attempt to eliminate or reduce such taxes.

6.   REPRESENTATIONS AND WARRANTIES

     6.1 Seller's Representations and Warranties . Each Seller, individually and not jointly or severally, represents and warrants to Buyer that, through and as of Closing, the following statements are accurate

          6.1.1 Formation. Seller Hot Springs Resources, LTD is a corporation duly organized and validly existing, and in good standing under the laws of the State of Wyoming, and Merschat Minerals LLC is a Wyoming Limited Liability corporation duly organized and validly existing, and each Seller is in good standing under the laws of the State of Wyoming and in each jurisdiction in which it conducts business. Seller has the necessary power and authority to own the Assets and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement.

          6.1.2 Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary approval action on behalf of Seller and Seller is not subject to any charter, by-law, lien, or encumbrance of any kind, agreement, instrument, order, or decree of any court or governmental body (other than any governmental approval required) which would prevent consummation of the transactions contemplated by this Agreement.

          6.1.3 No Brokers. Seller is not a party to, or in any way obligated under any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origin, negotiation , execution, or performance of this Agreement for which Buyer will have any liability.

          6.1.4 Information. All material contracts and information affecting the Assets are contained in Seller's records made available for Buyer's due diligence review and the information reported therein is correct to the best of Seller's knowledge, in all material respects, as of the date of such delivery, except that no representation or warranty is made as to interpretive data included therein or to reserve reports. From the date of this Agreement until Closing, should Seller become aware of any material change or adverse effect upon the material contracts of Seller, Seller shall promptly notify Buyer of such change or effect.

          6.1.5 Contracts. Every material contract affecting the Assets is listed on Exhibit A as an Assumed Contract and each material Assumed Contract is in full force and effect and Seller has not received any notice of default or violation of any
                    Assumed Contract to which Seller is a party or any obligation to which Seller is bound materially affecting the Assets.

          6.1.6 Leases. All royalties, overriding royalties, and other payments applicable to Seller's interest due under the Leases have been properly and timely paid in all material respects, and all conditions necessary to maintain the Leases in force and effect have been fully performed in all material respects to the best of Seller's knowledge.

          6.1.7 Imbalances. No Hydrocarbons produced from the Leases are subject to an imbalance.

          6.1.8 Marketing. The Assets are not subject to any contractual or other arrangement for the sale, dedication, processing, handling, gathering, production handling or transportation of production, or otherwise relating to the marketing of production, other than those listed on Exhibit A.

          6.1.9 Operations Matters. Seller has no joint , unit or other operating agreements relating to the Assets.

          6.1.10 Litigation. Except as disclosed on Schedule 6.1.10 attached hereto, there is no suit, action, claim, investigation or inquiry pending or, to the best of Seller's knowledge, threatened, arising out of or with respect to the ownership, operation or environmental condition of the Assets.

          6.1.11 Title. Except as disclosed on Schedule 6.1.11, Seller has not previously sold, assigned, transferred, conveyed, farmed-out, mortgaged, pledged , granted a security interest in, or otherwise alienated or encumbered or created a reversionary interest in all or any portion of the Assets.

          6.1.12 Encumbrances. The Assets will be transferred and assigned free and unencumbered from any mortgage, lien, financing arrangement, UCC filing, litigation or demand ("Encumbrances").\

          6.1.13 DISCLAIMER OF WARRANTY BY SELLER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER MAKES THIS SALE OF THE ASSETS TO BUYER WITHOUT ANY WARRANTY AS TO THE CONDITION OF THE ASSETS, INCLUDING ABSENCE OF VICES OR DEFECTS (WHETHER APPARENT OR LATENT, KNOWN OR UNKNOWN, EASILY DISCOVERABLE OR HIDDEN), FITNESS FOR ANY ORDINARY USE, OR FITNESS FOR ANY INTENDED USE OR PARTICULAR PURPOSE, EVEN FOR RETURN OR REDUCTION OF THE PURCHASE PRICE OR OTHERWISE, IT BEING UNDERSTOOD THAT BUYER TAKES THE ASSETS "AS IS" AND "WHERE IS". IN ADDITION, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, BUYER ACKNOWLEDGES THAT SELLER HAS MADE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION OF THE
                    ASSETS, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OR REPRESENTATIONS AS TO ABSENCE OF VICES OR DEFECTS (WHETHER APPARENT OR LATENT, KNOWN OR UNKNOWN, EASILY DISCOVERABLE OR HIDDEN), FITNESS FOR ANY ORDINARY USE, FITNESS FOR ANY
                    INTENDED USE OR PARTICULAR PURPOSE, TAX CONSEQUENCES, ENVIRONMENTAL CONDITION. IN ADDITION, EXCEPT AS EXPRESSLY PROVIDED INTHIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION OR MATERIALS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS SALE, INCLUDING WITHOUT LIMITATION,THE QUALITY, QUANTITY OR ENVIRONMENTAL CONDITION OF THE ASSETS OR ANY OTHER MATTERS CONTAINED IN THE DATA OR ANY OTHER MATERIALS FURNISHED OR MADE AVAILABLE TO BUYER BY SELLER,ITS AGENTS, REPRESENTATIVES OR EMPLOYEES. ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATOTHERMATERIALS FURNISHED BY SELLER OR OTHERWISE MADE AVAILABLE TO BUYER ARE PROVIDED TO BUYER AS A CONVENIENCE,AND EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST SELLER.

     6.2 Buyer's Representations and Warranties . Buyer represents and warrants to Seller that through and as of Closing, the following statements are accurate:

          6.2.l Formation. Buyer is a corporation duly organized and validly existing, in good standing, under the laws of Colorado and is or will be prior to Closing, duly qualified to carry on its business in each of the states in which it is required to be qualified and has the corporate power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement and the transactions contemplated by this Agreement.

          6.2.2 Qualification. Buyer is qualified to own and operate leases in accordance with applicable laws, rules, regulations and orders governing the ownership and operation of leases in the State of Wyoming.

          6.2.3 Authorization. The execution, delivery or performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of Buyer and Buyer is not subject to any charter, by-law, lien or encumbrance of any kind, agreement, instrument, order or decree of any court or governmental body which would prevent consummation of the actions contemplated by this Agreement.

          6.2.4 Capitalization. The entire authorized capital stock of Buyer consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. Exhibit [_] sets forth the issued and outstanding capital of the Buyer, including all outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Buyer or obligating Buyer to issue or sell any shares of capital stock of, or any other interest in, the Company, and were issued in compliance with applicable laws. Buyer has not granted any preemptive or similar rights to any person.

          6.2.5 Warrant Shares. Warrant Shares issued by Buyer, upon the exercise of the Warrants, will, upon payment of the exercise price or upon net exercise, be validly issued, fully paid and non-assessable common stock of Buyer free from all taxes, liens and charges with respect to the issue thereof.

          6.2.6 Assets. Buyer has good and marketable title to, or, in the case of property held under a lease, a valid leasehold interest in, or valid right to use, all of its properties, rights and assets, whether real or personal and whether tangible or intangible, used by Buyer in connection with the operation of its business.

          6.2.7 Compliance with Laws; Permits. Seller has complied, and is now complying, with any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any governmental authority applicable to it or its business, properties or assets. All permits required for the Seller to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such permits as of the date hereof have been paid in full.

          6.2.8 No Brokers. Buyer is not a party to, or in any way obligated under, nor does Buyer have any knowledge of, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origin, negotiation, execution, or performance of this Agreement for which Seller will have any liability.

7.   DUE DILIGENCE REVIEW.

     7.1 Review By Buyer. Buyer shall have reasonable access to Seller's records pertaining to the Assets and may conduct, at its sole cost, such title examination or investigation, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Assets in order to determine whether Defects (as below defined) exist. Should, as a result of such examinations and investigations, or otherwise, one or more matters come to Buyer's attention which would constitute a Defect, Buyer shall promptly, but no later than seven (7) days prior to Closing, notify Seller in writing (a "Notice") of any Defects.

     7.2 Nature of Defects. The term "Defect" as used in this Section 7 shall mean the following; provided, however, that Permitted Encumbrances (as hereinafter defined) shall not constitute Defects:

          (i) NRI or WI Variances. Seller's ownership of the Assets is such that, with respect to a Well or any of the Leases listed on Exhibit A hereto, it (A) entitles Seller to receive a decimal share of the oil, gas and other hydrocarbons from all depths (or if depth limitations are noted on Exhibit A, from the depths specified), as shown on Exhibit A, which is less than the decimal share set forth on Exhibit A in connection with any such Wells or lease in the column headed "Net Revenue Interest" or (B) causes Seller to be obligated to bear a decimal share of the cost of operation of any such Wells or Lease greater than the decimal share set forth on Exhibit A in connection with any such Wells or lease in the column headed "Working Interest".

          (ii) Liens. Seller's ownership of an Asset is subject to a lien other than (A) a lien for truces which are not yet delinquent or (B) a mechanic's or materialmen 's lien (or other similar lien), or a lien under an operating agreement or similar agreement, to the extent the same relates to expenses incurred which are not yet delinquent or (C) liens which will be released at or before Closing.

          (iii)Imperfections in Title. Seller's ownership of an Asset is subject to an imperfection in title which, if asserted, would cause a Defect, as defined in subparagraph (i) above.

     7.3 Permitted Encumbrances. As used in this Section 7, the term "Permitted Encumbrance" means:

               (a) lessor's royalties, non-participating royalties, overriding royalties, and division orders and the terms, conditions and restrictions of any Lease or Assumed Contract covering the Hydrocarbons, and similar burdens if the net cumulative effect of such burdens does not operate to reduce the net revenue interest in any Asset to an amount less than the net revenue interest set forth on Exhibit A or increase the working interest of any of the Assets from that set forth in Exhibit A without a corresponding increase in the revenue interest;

               (b) subject to the provisions of Section 9.2 hereof, required non-governmental third party consents to assignments and similar agreements with respect to which prior to Closing
                    (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights;

               (c)  liens for taxes or assessments not yet due or delinquent;

               (d) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein, if the same are customarily obtained subsequent to such sale or conveyance and Buyer and Seller have no reason to believe they cannot be obtained;

               (e)  easements,   rights-of  way,  rights  of  use,   servitudes,
                    permits, surface leases and other rights in respect of surface operations, provided they do not materially interfere with the operation or use of the Assets; and

               (f) defects, irregularities and deficiencies in title of or to any rights-of-way, rights of use, easements, surface leases or other rights which in the aggregate do not materially impair the use of such rights-of-way, rights of use, easements, surface leases or other rights for the purpose of which such rights will be held by Buyer and would not have a material adverse effect on the operation or value of any of the Assets.

               (g) any lien, privilege or encumbrance covering the Assets to be released at or prior to Closing, which Seller has disclosed on Schedule 7.3.

     7.4 Seller's Response to Notices; Failure to Respond. Seller shall have seven (7) days from receipt of a Notice to respond to any Notice timely delivered by Buyer pursuant to this Section 7. Such response must be in writing to be effective and may include an objection to the existence or amount of any claimed Defect or adjustment, or an election to cure any claimed Defect. Failure to so respond by Seller shall constitute a waiver of any rights to cure or object to Defects timely asserted by Buyer prior to the Notice Deadline. If Seller waives prior to Closing any rights to cure or object to a Defect, the Purchase Price shall be adjusted by the amount of such Defect claimed by Buyer in its Notice. The Purchase Price shall not be adjusted unless the total adjustment is greater than $20,000 and then only to the extent of the excess over $20,000.

     7.5 Election to Cure. Whether Seller elects to cure or objects to an asserted Defect, the Closing shall proceed if otherwise permitted by this Agreement and the Purchase Price shall be reduced by the amount of such asserted Defect. If Seller elects to cure (in its response or after arbitration) an asserted Defect, Seller shall then have until the Closing, or, if Seller disputes the asserted Defect and arbitration of such dispute occurs, 60 days after the arbitration proceedings set forth below are completed, to cure the underlying asserted Defect at its sole cost, risk and expense. The deadline to cure any underlying defect shall be extended for up to (30] days as long as Seller works diligently toward such cure. Upon completing the cure for any such Defect, Seller shall be entitled to payment in immediately available funds within ten business days of the date Seller demonstrates to Buyer's reasonable satisfaction that such asserted Defect has been cured.

     7.6 Arbitration. If Seller and Buyer cannot agree on whether an asserted Defect exists, or (before or after the Closing) whether an asserted Defect has been cured, or the amount of reduction in the Purchase Price for any Defect, then such issue shall be finally settled by binding arbitration and either party may initiate such arbitration by giving notice to the other party. The place of arbitration is Denver, Colorado.

     7.7 Arbitration Provisions. The following provisions shall apply to any arbitration proceedings commenced pursuant to Section 7.6:

          (a)  There  will be one  arbitrator  who shall be a  Wyoming  licensed title attorney with 10 years' applicable industry experience, mutually acceptable to the parties. The arbitrator shall establish the procedures related to the arbitration of the dispute.

          (b) The arbitrator must remain neutral, impartial and independent regarding the Dispute and the parties. The arbitrator must be a lawyer experienced in the resolution of disputes with experience relating to the issues in Dispute.

          (c) The arbitrator must remain neutral, impartial and independent regarding the Dispute and the parties.

          (d) The parties waive any Claim for, and the arbitrator has no power to award, the damages waived and released under Section 11.17. The arbitrator has no authority to appoint or retain expert witnesses for any purpose unless agreed to by the parties. The arbitrator has the power to rule on objections concerning jurisdiction, including the existence or validity of this
               arbitration   clause  and  existence  or  the  validity  of  this
               Agreement.

          (e) All arbitration fees and costs (with the exception of translation costs as specified above) shall be by the losing party. Each party shall bear its own costs of legal representation and witness expenses.

          (f) The arbitrator is authorized to take any interim measures as the arbitrator considers or arbitrators consider necessary, including the making of interim orders or awards or partial final awards. An interim order or award may be enforced in the same manner as a final award using the procedures specified below. Further, the arbitrator is authorized to make pre- or post-award interest at applicable statutory interest rates during the relevant period.

          (g) The Dispute should be resolved as quickly as possible. The arbitrator's award must be issued within thirty days from the completion of the hearing, or as soon as possible thereafter.

     7.8  Enforceability.

          (a) The parties waive irrevocably their right to any form of appeal, review or recourse to any court or other judicial authority, to the extent that such waiver may be validly made.

          (b) Except for proceedings to preserve property pending determination by the arbitrator or arbitrators or to enforce an award, the mandatory exclusive venue for any judicial proceeding permitted in this Agreement is the court of competent jurisdiction in Houston, Texas. The parties consent to the jurisdiction of these courts and waive any defenses they have regarding jurisdiction. Proceedings to confirm an award may be filed as provided in this
               Section 7.8(b) at any time within one year after the award is made.

          Proceedings to enforce judgment entered on an award may be brought in any court having jurisdiction over the person or assets of the non-prevailing party. The prevailing party may seek, in any court having jurisdiction , judicial recognition of the award, or order of enforcement or any other order or decree that is necessary to give full effect to the award.

     7.9 Postponement of Closing; Payment. If the aggregate Purchase Price reduction claimed by Buyer exceeds 10% of the Purchase Price and neither party has terminated this Agreement pursuant to Section 9.3, then the Closing will be postponed until the completion of the arbitration. If the Seller prevails in such arbitration, Buyer shall pay to Seller in immediately available funds within ten business days from the date of the arbitration panel's decision the amount determined by such panel to be owed Seller.

8.   ADDITIONAL COVENANTS

     8.1 Access to Records. Seller agrees that it will give Buyer, or Buyer's authorized representatives, at Seller's office and at all reasonable times before the Closing Date, access to Seller's records pertaining to the Seller's ownership and the operation of the Assets (including, without limitation, title files, division order files, directly related financial and tax accounting records, well files, health, safety and environmental records, lease files, abstracts, production records, joint interest billing records, records relating to platform and pipeline construction, operation and maintenance and production , severance and ad valorem tax records), for the purpose of conducting due diligence reviews contemplated in Section 7. Buyer may make copies of such records, at its expense, but shall, if Seller so requests, return all copies so made if the Closing does not occur; all costs of copying such items shall be borne by Buyer. Seller shall not be obligated to provide Buyer with access to any records or data which Seller cannot provide to Buyer without, in its opinion, breaching, or risking a breach of, agreements with other parties, or waiving, or risking waiving, legal privilege.

     8.2 Interim Operation. Seller shall continue to operate the Assets through and including the 61st day after the Effective Date unless Buyer notifies Seller of its intention to take over operations prior to such 61st day. Seller covenants that for so long as it operates the Assets, except as provided herein or otherwise consented to in writing by Buyer, Seller will take all reasonable steps consistent with past practice to maintain the Leases and Units in full force and effect, to timely pay Seller expenses attributable to the operation of the Assets and satisfy Seller royalty obligations attributable to the Leases and Units and to maintain all Seller insurance coverage in place prior to the Effective Date, all to the extent possible as a non- operator of the Assets. Except as necessary in Seller's opinion in emergency situations, Seller shall not, without Buyer's consent, voluntarily incur any liability or enter into any commitment with respect to the Assets which will cost in excess of $10,000 net to Buyer with respect to an individual project; cancel any contract associated with the Assets except in the ordinary course of business; or enter into any hedging, forward sales or similar agreements with respect to production from the Assets.

9.   CLOSING, TERMINATION AND FINAL ADJUSTMENTS

     9.1  Conditions  Precedent.  Each  party's  obligation  to  consummate  the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the other party of the following conditions:

          9.1.l Each party shall have performed and complied with all terms of this Agreement required to be performed or complied with by it at or prior to Closing.

          9.1.2 No action or proceeding by or before any governmental authority shall have been instituted or threatened (and not subsequently dismissed, settled or otherwise terminated) which might restrain, prohibit or invalidate any of the transactions contemplated by this Agreement, other than an action or proceeding instituted or threatened by a party or any of its affiliates.

          9.1.3 The representations and warranties contained in Section 6 shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date.

     9.2  Closing.

          9.2.l The Closing of the transactions contemplated herein and the transfer of the Assets shall occur on or before October 31, 2014, at the offices of Noonan Land Services Casper, Wyoming, at 10:00 a.m., Mountain Standard Time, or such other date, time, and place as Seller and Buyer may agree in writing (the "Closing").

          9.2.2     At Closing, the following shall occur:

                    9.2.2.1 Buyer and Seller shall execute and acknowledge Assignments in substantially the form of Exhibit B, in form and substance sufficient to convey title to the Assets in accordance with the terms of this Agreement;

                    9.2.2.2 Buyer and Seller shall execute and acknowledge any such other instruments as are reasonably necessary to effectuate the conveyance of the Assets to Buyer, including without limitation, separate assignments of the Assets on officially approved forms in sufficient counterparts to satisfy applicable statutory and regulatory requirements for the transfer of the Assets; and

                    9.2.2.3 At the Closing, upon and against delivery of the documents and materials described in this Section, Buyer shall pay to Seller the Adjusted Purchase Price.

     9.3 Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances:

          (a)  By mutual consent of the parties;

          (b) By either party, if the Closing shall not have occurred as hereinabove provided, due to the failure of the other party to meet a material condition to Closing;

          (c) By either party, if the aggregate value of all uncured Defects, subject to Seller's representations made at Section 7.2, which have been excluded from this sale pursuant to Section 7.3 [NTD:
               CONFIRM CORRECT SECTION REFERENCE] exceeds ten percent (10%) of the Purchase Price;

          (d) By either party, if the aggregate of all Casualty Losses exceeds ten percent (10%) of the Purchase Price.

     9.4 Effect of Termination. If Buyer, through no fault of Seller, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto, Seller may, at its option, assert its right of specific performance or pursue any other rights or remedies to which it may be entitled, at law or in equity. Likewise, if Seller, through no fault of Buyer, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto, Buyer may, at its option, assert its right of specific performance or pursue any other rights or remedies to which it may be entitled, at law or in equity.

     9.5 Final Accounting Statement. Within ninety (90) days after the date of Closing, Seller shall prepare a final accounting statement (the "Final Accounting Statement") for the adjustments to the Purchase Price provided for in Section 2.3 and any other adjustments arising pursuant to this Agreement. Seller shall submit the Final Accounting Statement to Buyer, along with copies of third-party vendor invoices in excess of $2,500.00, or other evidence of expenses agreed to by Seller and Buyer; and Buyer shall have ten (10) days to review same and confirm the accuracy thereof. Upon agreement by Seller and Buyer as to the accuracy of said Final Accounting Statement, or upon the expiration of said ten (10) day period, whichever occurs first, Buyer or Seller, whichever the case may be, shall promptly pay to the other such sum as may be found due, after making adjustments for any payments made at Closing in accordance with the Closing Statement.

          If Seller and Buyer are unable to agree to all adjustments respecting the Final Accounting Statement within ten (10) days after Buyer's receipt of the Final Accounting Statement submitted by Seller, adjustments which are not in dispute shall be made between Seller or Buyer at the expiration of such 10-day period, and as to the adjustments which remain in dispute, Seller and Buyer shall continue to negotiate in good faith to reach a final agreement as to such disputed adjustments. Provided, however, if Seller and Buyer are unable to agree to such final adjustments within thirty (30) days after Seller provides the Final Accounting Statement to Buyer, either party may submit such disagreement to arbitration as provided in Sections 7.6 and 7.7; provided that, in such instance, the arbitrator shall be a regional independent accounting firm selected by mutual agreement of the parties. The costs and expenses of the arbitration shall be borne equally by the parties. Within five (5) days after the decision of the arbitrator, the Seller or Buyer, as the case may be, shall promptly make a cash payment to the other equal to the sum as may be found to be due as the Final Accounting Statement.

          Nothing in this Section shall limit any right of either party to assert a claim for revenues or reimbursement after the Final Accounting Statement, and in this regard (i) should any party receive revenues to which the other is entitled, such party shall pay over such revenues to the appropriate party within 30 days of receipt thereof, and (ii) should any party pay for costs or expenses for which the other party is responsible, such party shall reimburse the other party within 30 days of the date the responsible party receives an invoice for such costs and expenses.

10.  GOVERNING LAW AND VENUE

     10.1 Governing Law. This Agreement is governed by and interpreted under the laws of the State of Wyoming, without regard to its choice of law rules.

     10.2 Venue. The mandatory exclusive venue for any dispute between the Parties is any state or federal court of competent jurisdiction in Casper, Wyoming. Each Party consents to the exclusive jurisdiction of these courts and waives any defenses it have regarding jurisdiction.

11.  MISCELLANEOUS

     11.l Casualty Loss of Assets. If prior to Closing, any of the Assets are damaged or destroyed by fire or other casualty (a "Casualty Loss"), Seller may repair the damage at its cost or, at its sole option, either reduce the Purchase Price by a mutually agreed estimated cost of the repair or replacement or withdraw the damaged Asset from the sale and reduce the Purchase Price by the allocated value thereof. If Buyer and Seller are unable to agree as to the amount of such price reduction prior to Closing or if the amount of such price reduction exceeds ten percent (10%) of the purchase Price, then either party may elect to terminate this Agreement; provided that such terminating party is not in default hereunder.

     11.2 Books and Records. Seller shall, at the cost of Seller, deliver to Buyer at Closing or within three (3) business days thereafter the Records.

     11.3 Publicity. Seller and Buyer shall consult with each other with regard to all press releases or other public or private announcements made concerning this Agreement or the transactions contemplated hereby, and except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other party, which shall not be unreasonably withheld. No press release shall ever include any reserve estimates or the Purchase Price, unless agreed to in writing by both parties.

     11.4 Entire Agreement. This Agreement constitutes the entire agreement between Seller and Buyer with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments, understandings, or information otherwise furnished by Seller to Buyer with respect to such matters. No amendment shall be binding unless in writing and signed by both parties. Headings used in this Agreement are only for convenience of reference and shall not be used to define the meaning of any provision. This Agreement is for the benefit of Seller and Buyer only and not for the benefit of third parties except that this agreement may be assigned by Buyer to a successor company.

     11.5 Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered either by personal delivery, telex, telecopy or similar facsimile means, by certified or registered mail, return receipt requested, or by courier or delivery service, addressed to the parties hereto at the following addresses:

          If to Seller:

          Hot Springs Resources, LTD
          142 N. Lincoln Street
          Casper, WY 82601

          Merschat Minerals LLC
          PO Box 356
          Casper, WY 82602

          With copy to:

          Dorsey & Whitney LLP
          1400 Wewatta Street, Suite 400
          Denver, CO 80202
          Attention: Kenneth Sam, Esq. Email:
          sam.kenneth@dorsey.com

          If to Buyer:
          Terex Energy Corporation 520
          Zang Blvd.
          Suite 250
          Broomfield, CO 80021


          or at such other address and number as either party shall have previously designated by written notice given to the other party in the manner herein above set forth. Notices shall be deemed given when received, if sent by facsimile means (confirmation of such receipt by confirmed facsimile transmission being deemed receipt of communications); and when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if hand-delivered, sent by express courier or delivery service, or sent by certified or registered mail, return receipt requested.

     11.6 Governing  Law. This Agreement  shall be governed as prescribed  under
          Article 10.1. The validity of the conveyances affecting the title to real property shall be governed by and construed in accordance with the laws of the jurisdiction inwhich such property is situated. 22

     11.7 Confidentiality. Buyer acknowledges that all information furnished or disclosed pursuant hereto by Seller but not already known to or in the possession of Buyer must remain confidential prior to Closing. Buyer may disclose such confidential information already known to or in the possession of Buyer as permitted for that class of data or may disclose Seller-provided confidential information or data only to its subsidiaries or affiliates, agents, advisors, counsel or representatives (herein "Representatives") who have agreed, prior to being given access to such information, to be bound by the terms of this Agreement as its bears upon confidential information and requirements of confidentiality found herein. In the event that Closing of the transactions contemplated by this Agreement does not occur for any reason, Buyer and its Representatives shall promptly return to Seller or destroy all non-proprietary or non-interpretive materials and information delivered or disclosed by Seller, but excluding any confidential information, notes, summaries, compilations, analyses or other material derived from the inspection or evaluation of material and information already known to or in the possession of Buyer.

     11.8 Conflict of Interest. Conflicts of interest related to this Agreement are strictly prohibited. Except as otherwise expressly provided herein, neither Seller nor any director, employee or agent of Seller shall give to or receive from any director, employee or agent of Buyer any gift, entertainment or other favor of significant value, or any commission, fee or rebate. Likewise, neither Seller nor any director, employee or agent of Seller shall enter into any business relationship with any director, employee or agent of Buyer (or of any affiliate of Buyer), unless such person is acting for and on behalf of Buyer, without prior written notification thereof to Buyer. Each party shall promptly notify the other party of any violation of this Section, and any consideration received by a party as a result of such violation shall be paid over or credited to the other party. Each party, or its designated representative(s) , may audit any and all records of the other party for the sole purpose of determining whether there has been compliance with this Agreement.

     11.9 Survival. Except as provided in this Section 11.9, the terms and provisions of this Agreement shall survive the Closing and shall be binding upon and inure to the benefit of the parties hereto and their respective successors, sublessees and assigns. Except for the special warranty contained in the Assignments, the representations and warranties of Seller contained herein shall survive Closing for one
          (1) year.

     11.10Further Cooperation. After the Closing, each party shall execute, acknowledge, and deliver all documents, and take all such acts which from time to time may be reasonably requested by the other party in order to carry out the purposes and intent of this Agreement.

     11.11Counterparts.   This   Agreement  may  be  executed  in  one  or  more
          counterparts with the same effect as if all signatures of the parties hereto were on the same document, but in such event each counterpart shall constitute an original, and all of such counterparts shall constitute one Agreement; but in making proof of this

          Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by each party.

     11.12Exhibits. All of the Exhibits referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel has received a complete set of Exhibits prior to and as a part of the execution of this Agreement.

     11.13Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, all other conditions and provisions of the Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transaction contemplated hereby is not affected in any materially adverse manner to the other party.

     11.14Expenses and  Recording.  Except as otherwise  specifically  provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses. Buyer shall be responsible for the filing and recording of the Assignments and other instruments required to convey title to the Assets to Buyer. Buyer shall bear all required documentary, filing and recording fees and expenses incurred in connection therewith.

     11.15Nominations and Accounting Responsibilities. The parties hereto agree that with Closing, Buyer will secure its own oil and gas marketing arrangements for the Hydrocarbons and will perform the accounting responsibilities and procedures, including payment of royalties, and regulatory reporting on the Assets beginning with the first production month that begins at least thirty (30) days after the Closing, subject to current gas Sales Contracts and Crude sales Contracts.

     11.16MUTUAL WAIVER OF CONSEQUENTIAL DAMAGES.  NEITHER PARTY SHALL BE LIABLE
          TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR INDIRECT DAMAGES, WHETHER ARISING IN TORT, CONTRACT, UNDER ANY STATUTE, UNDER ANY INDEMNITY PROVISION OR OTHERWISE. THE PARTIES INTEND THAT THE LIMITATIONS UNDER THIS SECTION 11.16 IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING, WITHOUT LIMITATION, THE NEGLIGENCE OR STRICT LIABILITY OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE.

     11.17NON-SOLICITATION OF EMPLOYEES. For a period of two (2) years after the Closing, neither Party shall solicit or cause the solicitation of any employee of the Party for the purposes of employment with such Party.

     IN WITNESS WHEREOF, the Parties hereto have caused their authorized representatives to execute this Agreement effective on the date first above written.

SELLER:


HOT SPRINGS RESOURCES LTD

By: /s/
--------------------------
Title: President



                                        BUYER:

MERSCHAT MINERALS LLC                   TEREX ENERGY CORPORATION

/s/                                     /s/ Donald Walford
--------------------------              -------------------------
By:                                     By:
Name:                                   Name: Donald Walford
Title: Manager                          Title: CEO

                                  EXHIBIT "A-1"

      ATTACHED TO THE PURCHASE AND SALE AGREEMENT DATED SEPTEMBER 30, 2014,
        BETWEEN HOT SPRINGS RESOURCES, LTD AND MERSCHAT MINERALS, LLC, AS
                 SELLERS AND TEREX ENERGY CORPORATION, AS BUYER

                         LEASES INSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (INSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 79.25%

                                 FEDERAL LEASES

  Lease        Effective  Lease                 Land                     Gross
  Number          Date    Status            Description                  Acres
-------------  ---------- ------  ------------------------------------ ---------
WYW-002045      11/1/1950   HU    T37N, R78W                               80.00
                                  Sec.   8: SWNW, SWSE

WYW-002046A     11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 8: W/2SW

WYW-100546      11/1/1950   HU    T37N, R78N                               76.97
                                  Sec. 7: Lot 3, NESW

WYC-0081317D    11/1/1950   HU    T37N, R78W                              273.59
                                  Sec. 7: Lots 1, 2,E/2NW, W/2SE, NESE

WYC-0081317B    11/1/1950   HU    T37N, R78W                              277.08
                                  Sec. 7: Lot 4, SESW
                                  T37N, R79W
                                  Sec. 12:  E/2E/2, NWSE

WYW-002118C     12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17:  N/2SW

WYC-0068674      3/1/1948   HU    T37N, R78W                               40.00
                                  Sec. 17: NENE

WYW-0002046     11/1/1950   HU    T37N, R78W                              320.00
                                  Sec. 7: NE
                                  Sec. 8: E/2SW
                                  Sec. 17: N/2NW

WYC-0082253A    11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 18: SENE
                                  T37N, R79W
                                  Sec. 13: NWNE

WYC-0081316B     7/1/1950   HU    T37N, R79W                               40.00
                                  Sec. 12: SWSE

WYW-0004997B     3/1/1951   HU    T37N, R78W                               40.00
                                  Sec. 17: NWNE

WYVV-0002118    12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17: N/2SE
                                                                     -----------
                                                         TOTAL ACRES    1,467.64

                                   FEE LEASES

                             INSIDE BURKE RANCH UNIT

                             Land                       Gross       Effective
       Lessor              Description                  Acres          Date
------------------------  ---------------------------  -------    ------------
William J Burke, et ux     T37N, R78W                   80.00       3/25/1954
                           Sec.  7: SESE
                           Sec. 18: NENE

Teapot Sheep Company       T37N, R78W                  120.00       9/12/1950
                           Sec. 17: S/2NW, SWNE

Joseph M. Wimsatt          T37N, R78W                  197.22       2/18/1950
                           Sec. 18: Lot 1,NENW, W/2NE

                           T37N, R79W
                           Sec. 13: NENE

Teapot Sheep Company       T37N, R78W                   40.00       9/12/1950
                           Sec. 17: SENE

                                                      --------
                              TOTAL ACRES              437.22

                                  EXHIBIT "A-2"

                         LEASES OUTSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (OUTSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 80.00%

                                   FJEDElRAL LEASES

    Lease                   Legal                       Gross   Expiration
   Number                Description                    Acres      Date      NRI
------------   -------------------------------------    ------  ----------  ----
WYW-172996     T37N, R78W                                76.62  7/31/2016    80
               Sec. 6: Lot 7, SESW

WYW-172997     T37N, R78W                               275.30  7/31/2016    80
               Sec. 18: Lots 3, 4, SESW, SE

WYW-172999     T37N, R79W                                       7/31/2016    80
               Sec.  1: Lots 1, 2, 3, 4, S/2N/2, SW     448.70
               Sec.  2: Lots 1, 2, 3, 4, S/2NE, SWNW    276.40
               Sec. 12: NW                              160.00
               Sec. 13: NESW, SE                        200.00

WYW-173000     T37N, R79W                                       7/31/2016    80
               Sec. 14: E/2NE, W/2                      400.00

WYW-174754     T37N, R78W                                       9/30/2017    80
               Sec. 8: NWSE                              40.00

WYW-174758     T37N, R79W                                       9/30/2017    80
               Sec.  2:  SENW                            40.00
               Sec. 12: W/2NE                            80.00

WYW-176541     T37N, R78W                                        8/1/2020    80
               Sec. 15: S/2NW,NWSW                      120.00
               Sec. 17: SWSE                             40.00
WYW-177364     T37N, R78W                                       11/1/2020    80
            ---------------------
                Sec. 17:  S/2SW                          80.00
                                                      --------
                                          TOTAL ACRES 2,237.02

                                   FEE LEASES
                                    OUTSIDE
                                BURKE RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----
Bantry Bay, LLC          T37N, R79W             360.00      1/10/2016     80
                         Sec. 13: W/2SW, SESW
                         Sec. 14: W/2NE, SE

Buduwawi, Ltd            T37N, R79W             240.00      11/12/2015    80
                         Sec. 14: W/2NE, SE
                                               --------
                                TOTAL ACRES     600.00



                                   STATE LEASE
                                  OUTSIDE BURKE
                                   RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----

14-00097                  T37N, R78W            40.00       6/2/2019      80
                          Sec. 9:  NESW

14-00098                  T37N, R78W            40.00        6/2/2019     80
                          Sec. 16: NWNE
                                               --------
                                TOTAL ACRES     80.00




   TOTAL ACRES INSIDE UNIT:                   1,904.86
   TOTAL ACRES OUTSIDE UNIT:                  2,917.02
                                              --------
   TOTAL ACRES:                               4,821.88

                           ASSIGNMENT AND BILL OF SALE
                          -----------------------------

     THIS ASSIGNMENT AND BILL OF SALE ("Assignment ") dated , 2014, but effective from and after 7:00 a.m., October 1, 2014 (said latter date and time hereinafter referred to as the "Effective Date"), is by and between Hot Springs Resources, LTD a Wyoming corporation and Marschat Minerals LLC, a Wyoming limited liability company, both having an offices in Casper Wyoming ("Assignor") and Terex Energy Corporation, a Colorado corporation, having an office at 520 Zang Blvd. Broomfield, Colorado 80021 ( "Assignee").

                              W I T N E S S E T H:

1. Conveyance. For and in consideration of the sum of One Hundred and No/100 dollars ($100.00), cash in hand paid, and other valuable consideration, including the assumption by Assignee of certain obligations and liabilities described in that certain Purchase and Sale Agreement dated September 30, 2014, by and between Assignor, as Seller, and Assignee, as Buyer ("Purchase and Sale Agreement"), the receipt and sufficiency of which are hereby acknowledged, Assignor, subject to said Purchase and Sale Agreement (which Purchase and Sale Agreement is incorporated herein by reference for all purposes), does hereby sell, transfer, assign, convey, set over and deliver unto Assignee (without warranty of any kind, express or implied, except that Assignor shall warrant title to Assignee as to the Assets (as defined below), and in particular to the working interests and net revenue interests shown on Exhibit A, against the claims of all persons claiming an interest therein by, through or under Assignor, hereinafter called the "Special Warranty"), with subrogation against Assignor's predecessors in title, excluding Affiliates, subject to the terms hereof, all of Assignor' s rights, title and interests in and to the following (collectively, the "Assets"):

     a. The oil and gas leases, mineral executive interests, contractual rights, rights to explore, produce and develop, rights to drain, wellbore interests and/or properties set forth in Exhibit A and further including, if applicable, all renewals and extensions of those leases and all leases issued in substitution therefore (any such rights or interests collectively referred to as the "Leases").

     b. Any unitization, pooling and/or communitization agreements, declarations, designations or orders relating to the Leases and all of Assignor's interest in and to the properties covered or units created thereby to the extent attributable to the Leases (collectively, the "Units").

     c. All oil and gas wells, salt water disposal wells, injection wells and other wells located on affecting or draining any of the Leases, within the Units or as listed on Exhibit A (collectively, the "Wells").

     d. All structures, facilities, foundations, wellheads, tanks, pumps, compressors, separators, heater treaters, valves, fittings, equipment, machinery, fixtures, flowlines, pipelines, tubular goods, materials, tools, supplies, improvements, and any other real, personal, immovable and mixed property located on, used in the operation of, or relating to the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling or disposal of hydrocarbons, water, and associated substances produced from the Leases or the Units (the "Facilities") .

     e. all natural gas, casinghead gas, drip gasoline, natural gasoline, natural gas liquids, condensate, products, crude oil and other hydrocarbons,whether gaseous or liquid, produced or drained from or allocable to the Assets (as hereinafter defined) on and after the Effective Date (the "Hydrocarbons").

     f. To the extent transferable, all contracts, permits, rights-of-way, easements, licenses, servitudes, transportation agreements, pooling agreements, operating agreements, gas balancing agreements, participation and processing agreements, confidentiality agreements, side letter agreements and any other agreement, document or instrument listed on Exhibit A INSOFAR ONLY as they directly relate and are attributable to the Leases, Units, Wells, Hydrocarbons, or Facilities or the contractual and wellbore rights thereon or therein or the ownership or operation thereof, or the production, treatment, non-regulated transportation, gathering, marketing, sale,processing, handling disposal, storage or transportation of hydrocarbons, water, or substances associated therewith (the "Assumed Contracts").

     g. Records relating to the Leases, Units, Wells, Hydrocarbons, Assumed Contracts and Facilities in the possession of Assignor (the "Records") and including as follows: all (i) lease, land, and division order files (including any abstracts of title, title opinions, certificates of title, title curative documents, and division orders contained therein), (ii) the Assumed Contracts; (iii) all well, facility, operational, environmental, regulatory, compliance and historic production files and (iv) all geological files relating to the Leases (the "Geologic Data"), but not including any records which (A)
          Assignor is prohibited from transferring to Assignee by law or existing contractual relationship, or which (B) constitute Excluded Assets (as hereinafter defined in Section 2)

2. Exclusions and Reservations: Specifically excepted and reserved from this Assignment are the following, hereinafter referred to as the "Excluded Assets":

     a. Assignor's reserve estimates, economic analyses, pricing forecasts, legal files or opinions (except abstracts of title, title opinions, certificates of title, or title curative documents as provided in Section l.g above), attorney-client communications or attorney work product, and records and documents subject to confidentiality provisions, claims of privilege or other restrictions on access.

     b. All corporate, financial, and tax records of Assignor; however, Assignor shall furnish Assignee with copies of any financial and tax records which directly relate to the Assets, or which are necessary for Assignee's ownership, administration, or operation of the Assets upon receipt of a written request from Assignee indicating its desire to obtain copies, and the purpose for same.

     c. All oil, gas and other liquid or gaseous hydrocarbons produced from or attributable to Assignor's interest in the Assets with respect to all periods prior to the Effective Date, together with all proceeds from the sale of such hydrocarbons.

     d. Claims of Assignor for refund of or loss carry forwards with respect to (i) production, windfall profit, severance, ad valorem or any other taxes attributable to the Assets for _any period prior to the Effective Date, (ii) income or franchise taxes.

     e. All amounts due or payable to Assignor as adjustments or refunds under any contracts or agreements affecting the Assets, with respect to periods prior to the Effective Date, specifically including, without limitation, amounts recoverable from audits under operating agreements and any overpayments of royalties.

     f. Subject to the terms hereof, all monies, proceeds, benefits, receipts, credits, income or revenues (and any security or other deposits made) attributable to the Assets or the operation thereof prior to the Effective Date.

     g. All Assignor' s patents, trade secrets, copyrights, names, marks and logos.

     h. Assignor's service agreements and charter party agreements, storage or warehouse agreements, supplier contracts, service contracts, insurance contracts, and construction agreements.

     TO HAVE AND TO HOLD the Assets unto Assignee, its successors and assigns forever, subject to the terms, conditions and reservations set forth herein, in the Leases, the Units, the Assumed Contracts, and in the Purchase and Sale Agreement.

3. Purchase and Sale Agreement. This Assignment is made subject to the unrecorded Purchase and Sale Agreement. Any term used herein and not defined in this Assignment shall have the definition or meaning given to it in the Purchase and Sale Agreement. The Purchase and Sale Agreement shall be binding on and inure for the benefit of the rightful successors and pennitted assigns of the Assignor and Assignee.

4. Assumption of Obligations. Subject to the terms of the Purchase and Sale Agreement, in its elections and for the operations of the Assets, all after the effective date, Assignee shall observe and comply with all covenants, terms, and provisions, express or implied, contained in the Assumed Contracts and Assignee shall assume and be responsible for those express obligations of Assignor accruing under such Assumed Contracts on or after the Effective Date.

5. Abandonment Obligations. As additional consideration for the sale of the Assets, Assignee shall assume and timely and fully satisfy Assignor's share of the Abandonment Obligations (as defined below) associated with the Wells. As used herein, the term "Abandonment Obligations" shall mean and include those obligations, defined by regulation as of the Effective Date, associated with and liability for (i) the plugging and abandonment of the Wells, (ii) the removal of pipelines used in connection with the Assets, and (iii) the clearance, restoration and remediation of the surface and cleanup and complete reclamation of the Leases associated with the Wells.

6. Entire Agreement. This Assignment along with the Purchase and Sale Agreement constitute the entire understanding between Assignor and Assignee with regard to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings.

7. Conflicts. In case of any conflict between the terms and provisions of the Purchase and Sale Agreement and the terms and provisions of this Assignment, the terms and provisions of the Purchase and Sale Agreement shall prevail. Notwithstanding the foregoing, third parties may rely upon this Assignment for the description of the Assets conveyed, which Assets are not reduced or diminished inany manner by the terms of the Purchase and Sale Agreement.

     IN WITNESS WHEREOF, this Assignment is executed by the parties hereto before the undersigned competent witnesses, as of the dates acknowledged below, but effective the first day of October, 2014.

Witnesses:                              ASSIGNOR:
                                        Hot Springs Resources, LTD

/s/ Jon C. Nicolaysen                   BY: /s/ Bob Dungan
------------------------------          ---------------------------
Signature                               Bob Dungan, President
                                        Hot Springs

                                        Merschat Minerals LLC

                                        By: /s/
                                        ---------------------------
                                        Managing Member

Witnesses:                              ASSIGNEE:
                                        Terex Energy Corporation

W. Edward Nichols
------------------------------
Printed Name:
                                        By: /s/ Donald Walford
                                        ---------------------------
                                        CEO
/s/ W. Edward Nichols
------------------------------

                                        Assignee's Address:
                                        520 Zang Street
                                        Broomfield, CO  80021

STATE OF WYOMING

COUNTY OF NATRONA

     On this 20th day of November, 2014, before me appeared Robert Dungan, to me, a Notary Public, personally known, who being by me duly sworn did say that he is the President of Hot Springs Resources LTD, a Wyoming Corporation, and that said instrument was signed on behalf of said corporation, by authority of governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Deborah J. May
                                        ---------------------------
                                        Notary Public in and for the
                                        State of Wyoming


STATE OF WYOMING

COUNTY OF NATRONA

     On this 20th day of November, 2014, before me appeared Walter Merschat, to me, a Notary Public, personally known, who being by me duly sworn did say that he is the Managing Member of Merschat Minerals LLC, a Wyoming limited liability corporation, and that said instrument was signed on behalf of said corporation, by authority of governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Deborah J. May
                                        ---------------------------
                                        Notary Public in and for the
                                        State of Wyoming

STATE OF COLORADO

COUNTY OF BROOMFIELD


     On this 3rd day of November, 2014, before me appeared Donald Walford , to me, a Notary Public, personally known, who being by me duly sworn did say that he is the CEO of Terex Energy Corporation, a Colorado corporation, and that said instrument was signed in behalf of said corporation, by authority of its governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Nancy Moore
                                        ------------------------------
                                        Notary Public in and for the
                                        State of Colorado




                                   EXHIBIT A

                                  EXHIBIT "A-1"

      ATTACHED TO THE PURCHASE AND SALE AGREEMENT DATED SEPTEMBER 30, 2014,
        BETWEEN HOT SPRINGS RESOURCES, LTD AND MERSCHAT MINERALS, LLC, AS
                 SELLERS AND TEREX ENERGY CORPORATION, AS BUYER

                         LEASES INSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (INSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 79.25%

                                 FEDERAL LEASES

  Lease        Effective  Lease                 Land                     Gross
  Number          Date    Status            Description                  Acres
-------------  ---------- ------  ------------------------------------ ---------
WYW-002045      11/1/1950   HU    T37N, R78W                               80.00
                                  Sec.   8: SWNW, SWSE

WYW-002046A     11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 8: W/2SW

WYW-100546      11/1/1950   HU    T37N, R78N                               76.97
                                  Sec. 7: Lot 3, NESW

WYC-0081317D    11/1/1950   HU    T37N, R78W                              273.59
                                  Sec. 7: Lots 1, 2,E/2NW, W/2SE, NESE

WYC-0081317B    11/1/1950   HU    T37N, R78W                              277.08
                                  Sec. 7: Lot 4, SESW
                                  T37N, R79W
                                  Sec. 12:  E/2E/2, NWSE

WYW-002118C     12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17:  N/2SW

WYC-0068674      3/1/1948   HU    T37N, R78W                               40.00
                                  Sec. 17: NENE

WYW-0002046     11/1/1950   HU    T37N, R78W                              320.00
                                  Sec. 7: NE
                                  Sec. 8: E/2SW
                                  Sec. 17: N/2NW

WYC-0082253A    11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 18: SENE
                                  T37N, R79W
                                  Sec. 13: NWNE

WYC-0081316B     7/1/1950   HU    T37N, R79W                               40.00
                                  Sec. 12: SWSE

WYW-0004997B     3/1/1951   HU    T37N, R78W                               40.00
                                  Sec. 17: NWNE

WYVV-0002118    12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17: N/2SE
                                                                     -----------
                                                         TOTAL ACRES    1,467.64

                                   FEE LEASES

                             INSIDE BURKE RANCH UNIT

                             Land                       Gross       Effective
       Lessor              Description                  Acres          Date
------------------------  ---------------------------  -------    ------------
William J Burke, et ux     T37N, R78W                   80.00       3/25/1954
                           Sec.  7: SESE
                           Sec. 18: NENE

Teapot Sheep Company       T37N, R78W                  120.00       9/12/1950
                           Sec. 17: S/2NW, SWNE

Joseph M. Wimsatt          T37N, R78W                  197.22       2/18/1950
                           Sec. 18: Lot 1,NENW, W/2NE

                           T37N, R79W
                           Sec. 13: NENE

Teapot Sheep Company       T37N, R78W                   40.00       9/12/1950
                           Sec. 17: SENE

                                                      --------
                              TOTAL ACRES              437.22

                                  EXHIBIT "A-2"

                         LEASES OUTSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (OUTSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 80.00%

                                   FJEDElRAL LEASES

    Lease                   Legal                       Gross   Expiration
   Number                Description                    Acres      Date      NRI
------------   -------------------------------------    ------  ----------  ----
WYW-172996     T37N, R78W                                76.62  7/31/2016    80
               Sec. 6: Lot 7, SESW

WYW-172997     T37N, R78W                               275.30  7/31/2016    80
               Sec. 18: Lots 3, 4, SESW, SE

WYW-172999     T37N, R79W                                       7/31/2016    80
               Sec.  1: Lots 1, 2, 3, 4, S/2N/2, SW     448.70
               Sec.  2: Lots 1, 2, 3, 4, S/2NE, SWNW    276.40
               Sec. 12: NW                              160.00
               Sec. 13: NESW, SE                        200.00

WYW-173000     T37N, R79W                                       7/31/2016    80
               Sec. 14: E/2NE, W/2                      400.00

WYW-174754     T37N, R78W                                       9/30/2017    80
               Sec. 8: NWSE                              40.00

WYW-174758     T37N, R79W                                       9/30/2017    80
               Sec.  2:  SENW                            40.00
               Sec. 12: W/2NE                            80.00

WYW-176541     T37N, R78W                                        8/1/2020    80
               Sec. 15: S/2NW,NWSW                      120.00
               Sec. 17: SWSE                             40.00
WYW-177364     T37N, R78W                                       11/1/2020    80
            ---------------------
                Sec. 17:  S/2SW                          80.00
                                                      --------
                                          TOTAL ACRES 2,237.02

                                   FEE LEASES
                                    OUTSIDE
                                BURKE RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----
Bantry Bay, LLC          T37N, R79W             360.00      1/10/2016     80
                         Sec. 13: W/2SW, SESW
                         Sec. 14: W/2NE, SE

Buduwawi, Ltd            T37N, R79W             240.00      11/12/2015    80
                         Sec. 14: W/2NE, SE
                                               --------
                                TOTAL ACRES     600.00



                                   STATE LEASE
                                  OUTSIDE BURKE
                                   RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----

14-00097                  T37N, R78W            40.00       6/2/2019      80
                          Sec. 9:  NESW

14-00098                  T37N, R78W            40.00        6/2/2019     80
                          Sec. 16: NWNE
                                               --------
                                TOTAL ACRES     80.00




   TOTAL ACRES INSIDE UNIT:                   1,904.86
   TOTAL ACRES OUTSIDE UNIT:                  2,917.02
                                              --------
   TOTAL ACRES:                               4,821.88

                                 SECTION 11.12

                                    EXHIBITS

                                   CONTRACTS







NONE

                                      WELLS

    API #              LOCATION                    WELL NAME
------------  -------------------------  ---------------------------------------
49-025-06187  T37N, R78W, Sec. 7: SESW   Burke Ranch Unit Well 55

49-025-06181  T37N, R78W, Sec. 7: SWSE   Burke Ranch Unit Well 1-W

49-025-06201  T37N, R78W, Sec. 7: NWSW   Burke Ranch Well Federal C-081317C7

49-025-22441  T37N, R78W, Sec. 18: SENE  Burke Ranch Well Federal 8-18

49-025-06180  T37N, R78W, Sec. 17: NWNW  Burke Ranch Unit Well Federal W-02046 9

49-025-22264  T37N, R78W, Sec. 17: SWSE  Burke Ranch Well Moline W-02118 9-17

BURKE RANCH UNIT EQUIPMENT INVENTORY


1EA  51'x 24'x 10' Metal  building-water  injection  plant
1EA  Ajax Triplex pump TP ABS-5150 SN 5747 w/DP Ajax engine
1EA  Ajax Triplex pump TP ABS-5150 w/l00 HP electric motor
1EA  Ajax Triplex pump TP ABS-5150 w/125 electric motor
1EA 1O'x 16' Insulated 224 BBL welded steel tank for pump surge storage 1EA 5 HP electric air compressor
1EA  20 HP electric Goulds 3755 centrifugal water pump
1EA  8'x 12' Metal office building
1EA  Free water knockout CE Natco 6' x 15' horizontal
1EA  Free water knockout National 8' x 1O' veticle
5EA  500 BBL bolted steel tanks- oil storage
1EA  LACT unit Contl-Emsco SN 51-454-244-74
1EA  BS&B treater-hearter 10' x 21' SCW 25# WP SN 2769 w/building
1EA  National treater-heater 6' x 20' NW-P 25# SN 66620 w/building
1EA  750 bbl Galvinized bolted Storage tank w/internal heat tube

     WELL #9

     10-3/4" x 1O" C-18 DCT, 2000# WP csg head, 10" x 6" OCT T-16 2000# WP head, approx. 3800' 2-7/8" OD 6.5# EUE J-55 tubing, cable and controller

     WELL #5

     Water injection 10-3/4" Cameron WF csg 6000#T, 10" x 6" Cameron tbg 4000#T, approx 6500' 2-7/8" OD 6.5# J-55 EUE tubing w/Baker model "R" packer

     WELL #7

     10-3/4" x 10" Cameron WF csg 2000# WP, 10" x 6" Cameron tbg head 2000# Wp approx.6080' 2-7/8" OD 6.5# J-55 EUE tubing, rod string w/2" diameter pump
     w. EMSCO 160,000 Gearbox P.B 60 hp Elec motor

     WELL #8-18

     10" SC-22 csg head, 3000# Larkin tubing head, approx. 6000' 2-7/8" OD 6.5# J-%% EUE tubing

     WELL #9-17

     10"  SC-22 , 3000#  Larkin  tubing  head,  Lufkin  Mark II  640-304-144  SN
     D15041B- 257994 pump unit w/75 HP electric motor, approx. 6984' 2-7/8" OD 6.5# J-55 EUE tubing, rod string w/ 1-3/4" diameter pump

     Green Water Truck
     1965 Ford

                                  SCHEDULE 2.2

                          ALLOCATION OF PURCHASE PRICE












































                                  Schedule 2.2

                                 SCHEDULE 6.1.9

                              OPERATIONAL MATTERS



                                      NONE












































                                 Schedule 6.1.9

                                SCHEDULE 6.1.10


                                   LITIGATION



                                      NONE






































                                Schedule 6.1.10

                                SCHEDULE 6.1.11

                                TITLE EXCEPTIONS



                                      NONE

                                 SCHEDULE 6.2.4

                            OUTSTANDING COMMON STOCK

                                   7,378,200


                              OUTSTANDING OPTIONS

                                    250,000


                              OUTSTANDING WARRANTS
                   (including the warrants issued hereunder)

                                    800,000

                                  SCHEDULE 7.3

                       LIENS, PRIVILEGES OR ENCUMBRANCES




                                      NONE